SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on November 7, 2018

1. Date, Time and Place: On August 9, 2018, at 09:30 a.m., in the City and State of São Paulo, at Avenida das Nações Unidas 8.501, 19° andar.

2. Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, therefore, the instatement and approval of the quorum were verified.

3. Presindig Board: Chairman: Mu Hak You. Secretary: Karen Sanchez Guimaraes

3. Resolutions: By majority vote of attending board members and without reservations, based on the documents and clarifications provided by Management and the Company’s independent auditors, and as per advice of the Audit Committee, the board members approved the Independent Auditor’s Report and the Interim Financial Information (“ITR”) for the third quarter of 2018.

4. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, November 7, 2018. Signatures. (aa) Presiding Board: Mu Hak You, Chaiman, Karen Sanchez Guimarães, Secretary. Conselheiros: Mu Hak You, Ana Maria Loureiro Recart, Karen Sanchez Guimarães, Thiago Hi Joon You, Pedro Mello.

This is a faithful copy of the original Minutes drawn up in the Company’s record

Karen Sanchez Guimarães

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer